UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)
Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F   o
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes o          No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Included in this Report on Form 6-K are the unaudited consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Safe Bulkers, Inc. (the “Company”) for the six-month period ended June 30, 2021, formatted in inline eXtensible Business Reporting Language (iXBRL).
INCORPORATION BY REFERENCE
This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 (File No. 333-239618) and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

ABOUT THIS REPORT

As used herein, “we”, “us”, “our”, and the “Company” all refer to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,” and together as our “Managers.” This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

A. Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of July 23, 2021, our fleet comprised 40 vessels, of which 13 are Panamax class vessels, 9 are Kamsarmax class vessels, 14 are Post-Panamax class vessels and 4 are Capesize class vessels, with an aggregate carrying capacity of 3,705,100 deadweight tons, or dwt and an average age of 10.33 years. As of July 23, 2021, the Company had placed orders for eight newbuild vessels, had committed the purchase of one second-hand Panamax vessel and had committed to sell three of its vessels but not yet delivered them to their new owners.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and have a potential upside in our revenue when charter market conditions improve. The majority of vessels in our fleet have sister ships with similar specifications in our existing fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Safe Bulkers, Inc. (“Safe Bulkers”) was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Our vessels are managed by our affiliated management companies, Safety Management and Safe Bulkers Management.

B. Recent Developments in Our Fleet and Employment Profile

During the period from January 1, 2021, until July 23, 2021 the following developments occurred with respect to our fleet and employment profile:

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Paraskevi, built 2003, at a gross sale price of $7.3 million. The vessel was delivered to her new owners in April 2021.

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Vassos, built 2004, at a gross sale price of $8.7 million. The vessel was delivered to her new owners in in May 2021.

In February 2021, the Company entered into an agreement for the acquisition of the 2011-built Japanese Panamax class MV Paraskevi 2, at a gross price of $14.1 million. She was delivered to us in March 2021 and commenced an 11 to 14 month charter at a gross daily rate of $13,800. The vessel is a sister vessel with two other vessels owned by the Company, and her acquisition was funded from the cash reserves of the Company.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Builder, built 2012, at a gross sale price of $22.5 million. The vessel was delivered to her new owners in in June 2021.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Farmer, built 2012, at a gross sale price of $22.0 million. The sale is expected to be consummated in September 2021.

In May 2021, the Company entered into an agreement for the sale of the Panamax class MV Maria, built 2003, at a gross sale price of $12.0 million. The sale is expected to be consummated in August 2021.

In May 2021, the Company entered into agreements for the acquisition of two EEDI, Phase 3 NOX-Tier III Japanese-built 87,000 dwt, newbuild vessels at attractive prices with scheduled deliveries in the first and second quarter of 2023 respectively.

In June 2021, the Company entered into an agreement for the acquisition of a 2013-built Japanese Panamax class vessel to be named Koulitsa 2, at a gross price of $22.0 million.

In June 2021, the Company entered into an agreement for the sale of the Panamax class MV Koulitsa, built 2003, at a gross sale price of $13.6 million. The sale is expected to be consummated in October 2021.

In June 2021, the Company entered into an agreement for the acquisition of one EEDI, Phase 3 NOX-Tier III Japanese-built 82,000 dwt, newbuild vessel at an attractive price with scheduled delivery in the fourth quarter of 2023.

In July 2021, the Company entered into an agreement for the acquisition of three EEDI, Phase 3 NOX-Tier III Japanese-built 82,000 dwt, newbuild vessels at attractive prices with scheduled deliveries 1 in the fourth quarter of 2023, and 2 in the first quarter 2024.

As of July 23, 2021, the orderbook of the Company consisted of eight Japanese, dry-bulk newbuilds of which five were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries two within 2022, four within 2023 and two within 2024. All eight newbuild vessels described above are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

As of July 23, 2021 the Company has entered into agreements to acquire one second-hand Panamax class vessel and to sell six vessels, of which four were Panamax and two were Kamsarmax class vessels.

Set out below is a table showing the Company’s existing vessels and their contracted employment as of July 23, 2021. Scrubber benefit for scrubber fitted vessels, (the ''Scrubber Benefit'') is calculated on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5% for the specific voyage. In the table the Scrubber Benefit is included in the referenced charter rate, in cases when it can be calculated or it is a part of the charter rate. A special notation on the table is provided in cases when the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria 17	76,000	2003	Japan	Spot	$25,000	3.75%	June 2021	August 2021
Koulitsa 18	76,900	2003	Japan	Period	$19,000	5.00%	April 2021	September 2021
Katerina	76,000	2004	Japan	Period	97.5% BPI 74	5.00%	December 2020	October 2021
				Period	$23,000	5.00%	October 2021	March 2022
Maritsa	76,000	2005	Japan	Period	97.5% BPI 74	3.75%	December 2020	October 2021
Paraskevi 2	75,000	2011	Japan	Period	$13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Period	101.5% BPI 74	5.00%	December 2020	October 2021
Zoe 11	75,000	2013	Japan	Period	$11,650	5.00%	September 2020	July 2021
				Period	104.25% BPI 74	5.00%	August 2021	May 2022
Kypros Land 11, 14	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea 14	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky 9, 13	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty 13	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit 9, 14	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
				Period	BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$25,250	5.00%	June 2021	October 2021
Pedhoulas Trader	82,300	2006	Japan	Period	98% BPI 82	5.00%	February 2021	December 2021
Pedhoulas Leader	82,300	2007	Japan	Period	98% BPI 82	4.38%	December 2020	August 2021
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2020	August 2021
				Period	$20,500	5.00%	August 2021	July 2022
Pedhoulas Fighter	81,600	2012	China	Period	$19,700	5.00%	April 2021	November 2021
Pedhoulas Farmer [5]	81,600	2012	China	Spot	$23,000	5.00%	April 2021	July 2021
Pedhoulas Cherry	82,000	2015	China	Period [12]	$23,000	5.00%	June 2021	March 2022
Pedhoulas Rose [6]	82,000	2017	China	Period	$13,750	5.00%	December 2020	September 2021
Pedhoulas Cedrus [16]	81,800	2018	Japan	Period	$27,800	3.75%	July 2021	May 2022

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4
Post-Panamax
Marina	87,000	2006	Japan	Spot	$34,000	5.00%	July 2021	August 2021
Xenia	87000	2006	Japan	Period	$20,750	5.00%	March 2021	September 2021
				Period	$24,200	5.00%	September 2021	June 2022
Sophia	87,000	2007	Japan	Spot	$27,250	5.00%	June 2021	July 2021
				Spot	$25,000	5.00%	July 2021	September 2021
Eleni	87,000	2008	Japan	Spot	$27,850	5.00%	June 2021	August 2021
Martine	87,000	2009	Japan	Period	$15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot	$29,000	5.00%	June 2021	July 2021
				Spot	$30,000	5.00%	July 2021	September 2021
Panayiota K 10	92,000	2010	South Korea	Spot	$34,500	5.00%	July 2021	August 2021
Agios Spyridonas [10]	92,000	2010	South Korea	Spot	$30,850	3.75%	June 2021	July 2021
				Spot	$31,500	3.75%	July 2021	September 2021
Venus Heritage [11]	95,800	2010	Japan	Spot	$32,000	4.50%	June 2021	August 2021
Venus History [11]	95,800	2011	Japan	Spot	$32,500	5.00%	May 2021	August 2021
Venus Horizon	95,800	2012	Japan	Spot	$35,500	5.00%	July 2021	August 2021
Troodos Sun [21]	85,000	2016	Japan	Period	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period	$16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Period	$29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos	181,400	2009	Japan	Period	$26,600	5.00%	April 2021	January 2022
Kanaris	178,100	2010	China	Period [6]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina [19]	181,400	2014	Japan	Period [8]	BCI * 119%	5.00%	February 2021	January 2022
TOTAL	3,705,100
Orderbook and Second-hand acquisitions
Koulitsa 2 [20]	78,100	2013	Japan	Period	$24,000	3.75%	July 2021	June 2022
TBN [15]	82,000	Q2 2022	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.
(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.
(3) Commissions reflect payments made to third-party brokers or our charterers.
(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 23, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5) MV Pedhoulas Farmer was sold and leased back in 2015 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. On May 7, 2021, the Company entered into an agreement for the sale of MV Pedhoulas Farmer which sale is expected to be consummated in September 2021.
(6) MV Pedhoulas Rose was sold and leased back, in 2017 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
(7) Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
(8) A period time charter of 11 to 13 months at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%.
(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.
(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included in the daily gross charter rate presented. Additional compensation for the scrubber benefit will be paid from the charterer to the Company.
(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(14) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(15) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(16) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(17) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in August 2021.
(18) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in October 2021.
(19) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company.five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.
(20) On June 16, 2021, the Company entered into an agreement for the acquisition of the 2013-built Japanese Panamax class MV Koulitsa 2. The vessel is scheduled to be chartered for 11 to 14 months at a gross daily charter rate of $24,000.
(21) A period time charter at a gross daily charter rate linked to the BPI-82 5TC times 114%

C. Selected Unaudited Financial and Operations Information

The following tables present selected unaudited consolidated financial and other data of Safe Bulkers, Inc. for each of the six -month periods ended June 30, 2020 and 2021. The unaudited financial statement data was derived from our interim unaudited consolidated condensed financial statements and notes thereto included elsewhere herein. All amounts are in thousands of U.S. Dollars, except for per share data, fleet data, par value data and average daily results.

	six -month periods ended June 30,
	2020	2021

STATEMENT OF OPERATIONS
Revenues	$97,640	$150,185
Commissions	(3,644)	(6,089)
Net revenues	93,996	144,096
Voyage expenses	(31,787)	(7,806)
Vessel operating expenses	(35,799)	(36,294)
Depreciation	(26,565)	(26,330)
General and administrative expenses
Management fee to related parties	(9,013)	(9,788)
Company administration expenses	(1,332)	(1,309)
Early redelivery income	—	7,555
Loss on sale of vessels	—	(3,393)
Operating (loss)/income	(10,500)	66,731
Interest expense	(12,292)	(8,314)
Other finance costs	(359)	(224)
Interest income	519	52
Loss on derivatives	(736)	(3,162)
Foreign currency gain/(loss)	434	(175)
Amortization and write-off of deferred finance charges	(896)	(1,144)
Net (loss)/income	$(23,830)	$53,764
Less Preferred dividend	5,746	5,571
Less/(plus) Mezzanine equity measurement	135	(271)
Net (loss)/income available to common shareholders	(29,711)	48,464
(Loss)/Earnings per share of Common Stock, basic and diluted	$(0.29)	$0.45
Cash dividends declared per share of Common Stock	—	—
Cash dividends declared per share of Preferred C Shares	$1.00	$1.00
Cash dividends declared per share of Preferred D Shares	$1.00	$1.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	103,067,556	106,547,372

	Six Month Periods Ended June 30,
	2020	2021

CASH FLOW DATA
Net cash provided by operating activities	$20,362	$85,903
Net cash (used in)/provided by investing activities	(40,877)	11,668
Net cash provided by/(used in) financing activities	11,427	(83,201)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(9,088)	14,370

	As of December 31,	As of June 30,
	2020	2021

BALANCE SHEET DATA
Total current assets	134,734	171,514
Total fixed assets	951,290	891,165
Other non-current assets	19,605	14,780
Total assets	1,105,629	1,077,459
Total current liabilities	104,715	67,761
Long-term debt, net of current portion and of deferred finance charges	531,883	446,923
Other non-current liabilities	6,172	8,485
Total liabilities	642,770	523,169
Mezzanine equity	18,112	—
Total shareholders’ equity	444,747	554,290
Total liabilities and shareholders’ equity	1,105,629	1,077,459

The following table reflects our ownership days, available days, time charter equivalent rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses for the periods indicated:

	six -month periods ended June 30,
FLEET DATA	2020	2021
Number of vessels at period’s end	42	40
Average age of fleet (in years)	9.6	10.3
Ownership days (1)	7,537	7,580
Available days (2)	7,246	7,439
Average number of vessels in the period (3)	41.4	41.9
AVERAGE DAILY RESULTS
Time Charter Equivalent Rate (4)	$8,585	$18,321
Daily vessel operating expenses (5)	$4,750	$4,788
Daily vessel operating expenses excluding drydocking and pre-delivery expenses (6)	$4,246	$4,463
Daily general and administrative expenses (7)	$1,373	$1,464

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	six -month periods ended June 30,
	2020	2021
Time Charter Equivalent Rate Reconciliation	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$97,640	$150,185
Less commissions	(3,644)	(6,089)
Less voyage expenses	(31,787)	(7,806)
Time charter equivalent revenue	$62,209	$136,290
Available days (2)	7,246	7,439
Time charter equivalent rate (4)	$8,585	$18,321

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.
(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.
(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.
(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.
(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.
(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

F. Results of Operations

Six-month period ended June 30, 2021 compared to six-month period ended June 30, 2020

Net income attributed to common shareholders was $48.5 million, or earnings per share of $0.45, in the six-month period ended June 30, 2021, from net loss available to common shareholders of $29.7 million, or loss per share of $0.29, in the six -month period ended June 30, 2020. The change from net loss to net income attributed to common shareholders of $78.2 million is attributed mainly to: (a) Net revenues increased by $50.1 million from $94.0 million to $144.1 million, (b) voyage expenses of $7.8 million compared to $31.8 million, (c) early redelivery income of $7.6 million compared to zero,and (d) interest expense of $8.3 million, compared to $12.3 million, partially offset by loss on sale of assets of $3.4 million, compared to zero, and loss on derivatives of $3.2 million compared to $0.7 million, for the six -month periods ended June 30, 2021 and 2020, respectively.

During the six-month period ended June 30, 2021, we had an average of 41.9 drybulk vessels in our fleet. During the six-month period ended June 30, 2020, we had an average of 41.4 drybulk vessels in our fleet.

During the six-month period ended June 30, 2021, we acquired Paraskevi 2, a Panamax second-hand vessel and sold Paraskevi and Vassos, both Panamax vessels, and Pedhoulas Builder, a Kamsarmax vessel.

During the six-month period ended June 30, 2020, we acquired Troodos Oak, a Post-Panamax resale newbuild vessel.

Revenues

Revenues increased by 54%, or $52.6 million, to $150.2 million during the six-month period ended June 30, 2021 from $97.6 million during the six-month period ended June 30, 2020, as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the six months ended June 30, 2021 amounted to $6.1 million, an increase of $2.5 million, or 69%, compared to $3.6 million during the six months ended June 30, 2020, mainly due to the increase in our revenue earned and a slight increase in commission rates. Commissions as a percentage of revenues increased to 4% of revenues during the six months ended June 30, 2021 compared to 3.7% of revenues during the six months ended June 30, 2020.

Vessel operating expenses

Vessel operating expenses increased by 1% to $36.3 million during the six months ended June 30, 2021 from $35.8 million during the six months ended June 30, 2020, partly due to the increase of ownership days by 1% from 7,537 in 2020 to 7,580 in 2021 and:

(i) the increase in crew wages and related cost by 12% to $18.1 million during the six months ended June 30, 2021, compared to $16.2 million during the six months ended June 30, 2020, mainly due to increased crew changes performed in the current period as a result of COVID 19 restrictions.

(ii) the increase in cost for spares, stores and provisions by 4% to $8.3 million during the six months ended June 30, 2021, compared to $8.0 million during the six months ended June 30, 2020 due to completed and forthcoming drydockings affecting costs of spares, partially offset by:

(iii) the decrease in repairs, maintenance and drydocking costs by 26% to $4.5 million during the six months ended June 30, 2021, compared to $6.1 million during the six months ended June 30, 2020, primary due to the four drydockings fully completed during the six months ended June 30, 2021, compared to six drydockings fully completed and one partially completed, including two Capesize class vessels during the same period of 2020.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and secondhand acquisitions in each period. Excluding dry-docking and pre-delivery costs of $2.5 and $3.8 million for the six months ended June 30, 2021 and 2019, respectively, vessel operating expenses increased by 6% to $33.8 million during the six months ended June 30, 2021, compared to $32.0 million during the six months ended June 30, 2020. Certain other shipping companies may defer and amortize drydocking expense.

Daily operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 1% to $4,788 during the six months ended June 30, 2021 from $4,750 during the six months ended June 30, 2020. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 5% to $4,462 during the six months ended June 30, 2021 from $4,246 during the six months ended June 30, 2020.

Voyage expenses

During the six months ended June 30, 2021, we recorded voyage expenses of $7.8 million, compared to $31.8 million during the six months ended June 30, 2020, the decrease is mainly due to the net effect of decreased vessel repositioning expenses, lower loss on bunkers sales and reduced bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Depreciation

Depreciation expense decreased by 1% to $26.3 million during the six months ended June 30, 2021, compared to $26.6 million during the six months ended June 30, 2020, as a result of the cessation of depreciation for the vessels Paraskevi and Vassos which were classified as assets held for sale during the fourth quarter of 2020 and during the first quarter of 2021, respectively, and for the vessels Pedhoulas Builder, Pedhoulas Farmer, Koulitsa and Maria which were all classified as assets held for sale during the second quarter of 2021, partially offset by the acquisition of the MV Paraskevi 2 during the first quarter of 2021.

Interest expense

Interest expense decreased by 33% to $8.3 million during the six months ended June 30, 2021, compared to $12.3 million, during the six months ended June 30, 2020. This was the result of the decrease in the weighted average interest rate of our outstanding indebtedness of 2.730% per annum (“p.a.”) for the six months ended June 30, 2021, compared to the weighted average interest rate of our outstanding indebtedness of 4.008% p.a. for the six months ended June 30, 2020, and the decrease in average loans outstanding of $606.0 million during the six months ended June 30, 2021, compared to the average loans outstanding of $615.8 million during the six months ended June 30, 2020. The total principal amount of loans outstanding as of June 30, 2021 was $496.1 million, compared to $630.3 million as of June 30, 2020.

Cash Flows

Cash and cash equivalents increased to $113.6 million as of June 30, 2021, compared to $64.1 million as of June 30, 2020. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $85.9 million in the six months ended June 30, 2021 and $20.4 million in the six months ended June 30, 2020, consisting of net income after non-cash items of $82.7 million and $4.6 million respectively plus an increase in working capital of $3.2 million during the six months ended June 30, 2021, and an increase in working capital of $15.8 million during the same period of 2020, respectively.

The major drivers of the change of net cash provided by operating activities are the increased cash inflows related to revenues of $50.1 million for the six months ended June 30, 2021, compared to the same period of 2020, and the decreased cash outflows related to voyage expenses of $24.0 million for the six months ended June 30, 2021, compared to the same period of 2020. The major drivers of the cash inflow of the working capital are the accounts receivable inflow of $0.5 million for the six months ended June 30, 2021, and the unearned revenue inflow of $2.3 million for the six months ended June 30, 2021, as a result of the decreased outstanding bunkers settlement and advances collection of hire from charterers, respectively.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows provided by investing activities were $11.7 million for the six months ended June 30, 2021 compared to net cash flows used in investing activities of $40.9 million for the six months ended June 30, 2020. The increase in cash flows provided by investing activities of $52.6 million from the six months ended June 30, 2020 is mainly attributable to the following factors: (i) an increase of $37.4 million in net proceeds from sale of three of our vessels during the first half of 2021, from zero during the same period of 2020, (ii) a net decrease of $10.7 million in time deposits during the year ended June 30, 2021, compared to a net increase of $7.6 million during the same period of 2020, partially offset by an increase of $3.1 million in payments for vessel acquisitions and advances for vessels under construction and major improvements during the six months ended June 30, 2021 compared to the same period of 2020.

    Net Cash (Used in)/ Provided by Financing Activities

Net cash flows used in financing activities were $83.2 million for the six months ended June 30, 2021, compared to net cash flows provided by financing activities of $11.4 million for the six months ended June 30, 2020. This increase in cash flows used in financing activities of $94.6 million, compared to the six months ended June 30, 2020, is mainly attributable to (i) an increase of $171.0 million in long term debt principal payments, (ii) the cash outflows relating to the redemption of preferred stock in one of our subsidiaries of $17.7 million partially offset by an increase in proceeds from long-term debt of $26.4 million, proceeds of $61.5 million from sale of common stock under our “at-the-market” equity offering program, and a decrease in repurchases of common and preferred stock of $6.1 million, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

G. Loan Facilities

For information relating to our credit facilities, please see Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

H. Liquidity and Capital Resources as of June 30, 2021

We had $127.4 million in cash, cash equivalents, bank time deposits and restricted cash, $67.0 million in undrawn borrowing capacity available under revolving reducing credit facilities and $54.7 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels and refinancing of one existing vessel. Furthermore, excluding the vessels committed for sale, we have additional borrowing capacity in relation to one unencumbered existing vessel and to three newbuilds upon their delivery.

We had a fleet of 40 vessels, three of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed to the purchase of one second-hand Panamax, and had placed orders for five newbuild vessels.

The remaining capital expenditure requirements amount to $151.0 million in aggregate, consisting of $130.9 million in relation to the five newbuild vessels, $17.6 million in relation to the second-hand acquisition and $2.5 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The remaining capital expenditure are scheduled to be paid as follows $19.4 million in 2021, $57.4 million in 2022, and $74.2 million in 2023.

The remaining proceeds in relation to the committed sale of the three vessels were $47.6 million.

We had $496.1 million of outstanding consolidated debt before deferred financing costs, reduced from $616.2 as of December 31, 2020. During the six months ended June 30, 2021, we voluntary prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $188.4 million, made scheduled principal payments of $36.5 million and had loan drawdowns of $104.8 million.

Liquidity and Capital Resources as of July 23, 2021

We had $115.6 in cash, cash equivalents, bank time deposits, restricted cash, $67.0 in undrawn borrowing capacity available under revolving credit facilities and $54.7 in secured commitments including sale and lease back agreements in relation to two newbuild vessels and refinancing of one existing vessel. Furthermore, excluding the vessels committed for sale, we have additional borrowing capacity in relation to one unencumbered existing vessel and to three newbuilds upon their delivery.

We had a fleet of 40 vessels, three of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed to the purchase of one second-hand Panamax vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements were $230.0 million in aggregate, consisting of $210.0 million in relation to the eight newbuild vessels, $17.6 million in relation to the second-hand acquisition and $2.4 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The remaining capital expenditure are scheduled to be paid as follows $19.3 million were payable in 2021, $57.4 million in 2022, and $107.1 million in 2023 and $46.2 million in 2024.

The remaining proceeds in relation to committed sale of the three vessels were $47.6 million.

We had $482.2 million of outstanding consolidated debt before deferred financing costs, reduced from $496.1 million as of June 30, 2021.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditure requirements related to BWTS, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits, cash generated from operations, available borrowing capacity of up to $67.0 million available under the revolving credit facility and $54.7 million from available commitments under loans and sale and lease back financing as of June 30, 2021 and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the available borrowing capacity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the third quarter of 2022. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2020, we declared and paid four quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $4.6 million, and Series D Preferred Shares, totaling $6.4 million. During 2021, we declared three quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $3.4 million, and Series D Preferred Shares, totaling $4.8 million, of which we have paid $2.3 million of the Series C Preferred Shares and $3.2 million of the Series D Preferred Shares, with $1.1 million of the Series C Preferred Shares and $1.6 million of the Series D Preferred Shares being payable on July 30, 2021.

Our future liquidity needs will impact our dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our leverage and growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our common stock might continue not to be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our preferred shares.

I. Sales of equity securities

Common Stock

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”)for aggregate gross offering proceeds of up to $23.5 million from time to time through an “at-the-market” equity offering program (the “ATM Program”).

In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million under the ATM Program. As of June 30, 2021, the Company had sold 17,271,006 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $61.5 million. Shares of common stock with aggregate gross offering proceeds of up to approximately $38.5 million remain available for sale.

As of July 23, 2021, the Company had 119,488,328 shares of common stock issued and outstanding. Details on the shares sold under the ATM Program are set forth in the table below:

Period	Total Number of Shares of Common Stock sold	Average Price per Share of Common Stock sold	Total Number of Common Shares sold as Part of Publicly Announced Plans or Programs
February 2021	1,204,946	$2.81	1,204,946
March 2021	3,350,374	$2.86	3,350,374
May 2021	2,466,303	$3.95	2,466,303
June 2021	10,249,383	3.91	10,249,383
Total	17,271,006	3.64	17,271,006

J. Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2020 and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein. For a discussion of our critical accounting policies please see Item 5 included in our Annual Report on Form 20-F for the year ended December 31, 2020.

K. Recent Accounting Pronouncements

For a description of recent accounting pronouncements, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND JUNE 30, 2021
(In thousands of U.S. Dollars, except for share and per share data)

		December 31	June 30,
	Notes	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$90,038	$113,631
Time deposits		11,780	1,080
Accounts receivable		4,884	4,421
Assets held for sale	6	8,057	37,981
Due from Manager		48	—
Inventories		12,036	9,596
Derivatives assets current	12	99	—
Accrued revenue		557	1,409
Restricted cash		3,400	500
Prepaid expenses and other current assets		3,835	2,896
Total current assets		134,734	171,514
FIXED ASSETS:
Vessels, net	4	942,164	859,960
Advances for vessels	5	9,126	31,205
Total fixed assets		951,290	891,165
OTHER NON CURRENT ASSETS:
Deferred financing costs		160	160
Restricted cash		18,754	12,150
Derivative assets – Long-term	12	54	2,129
Accrued revenue - Long-term		75	206
Other non current assets		562	135
Total assets		1,105,629	1,077,459
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	75,784	27,270
Liability directly associated with assets held for sale		3,983	17,235
Unearned revenue		6,223	7,114
Trade accounts payable		13,480	9,652
Accrued liabilities		4,663	5,259
Derivative liabilities	12	582	1,046
Due to Manager		—	185
Total current liabilities		104,715	67,761
LONG-TERM LIABILITIES
Long-term debt, net	6	531,883	446,923
Unearned revenue - Long-term		3,536	5,967
Derivative liabilities – Long-term	12	1,396	680
Other non-current liabilities		1,240	1,838
Total liabilities		642,770	523,169
COMMITMENTS AND CONTINGENCIES	9
MEZZANINE EQUITY - Redeemable non-controlling interest		18,112	—
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 102,174,594 and 119,480,772 issued and outstanding at December 31, 2020 and June 30, 2021, respectively		102	119
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,297,504 and 2,297,504 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2020 and June 30, 2021, respectively		55	55
Additional paid in capital		354,284	415,346
Retained earnings		90,306	138,770
Total shareholders’ equity		444,747	554,290
Total liabilities, mezzanine equity and shareholders’ equity		$1,105,629	$1,077,459

            The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021
(In thousands of U.S. Dollars, except for share and per share data)

		Periods Ended June 30,
	Notes	2020	2021
REVENUES:
Revenues	10	$97,640	$150,185
Commissions		(3,644)	(6,089)
Net revenues		93,996	144,096
EXPENSES:
Voyage expenses		(31,787)	(7,806)
Vessel operating expenses	11	(35,799)	(36,294)
Depreciation	4	(26,565)	(26,330)
General and administrative expenses
- Management fee to related parties	3	(9,013)	(9,788)
- Company administration expenses		(1,332)	(1,309)
Early redelivery income		—	7,555
Impairment and loss on sale of vessels		—	(3,393)
Operating (loss)/income		(10,500)	66,731
OTHER (EXPENSE)/INCOME:
Interest expense	7	(12,292)	(8,314)
Other finance cost		(359)	(224)
Interest income		519	52
Loss on derivatives	12	(736)	(3,162)
Foreign currency gain/(loss)		434	(175)
Amortization and write-off of deferred finance charges		(896)	(1,144)
Net (loss)/income		(23,830)	53,764
Less Preferred dividend	13	5,746	5,571
Less/(plus) Mezzanine equity measurement		135	(271)
Net (loss)/income available to common shareholders		$(29,711)	$48,464
(Loss)/earnings per share in U.S. Dollars, basic and diluted	14	$(0.29)	$0.45
Weighted average number of shares, basic and diluted		103,067,556	106,547,372

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTH PERIODS
ENDED June 30, 2020 AND 2021
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of December 31, 2019	$104	$—	$55	$356,963	$115,620	$472,742
Net Loss	—	—	—	—	(23,830)	(23,830)
Mezzanine equity measurement	—	—	—	—	(135)	(135)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Repurchase and cancellation of preferred stock	—	—	—	(89)	—	(89)
Share based compensation	—	—	—	60	—	60
Preferred share dividends declared	—	—	—	—	(5,749)	(5,749)
Balance at June 30, 2020	$102	$—	$55	$354,224	$85,906	$440,287

Balance as of December 31, 2020	$102	$—	$55	$354,284	$90,306	$444,747
Net income	—	—	—	—	53,764	53,764
Mezzanine equity measurement	—	—	—	—	271	271
Issuance of common stock	17	—	—	61,512	—	61,529
Offering expenses	—	—	—	(510)	—	(510)
Share based compensation	—	—	—	60	—	60
Preferred share dividends declared	—	—	—	—	(5,571)	(5,571)
Balance at June 30, 2021	$119	$—	$55	$415,346	$138,770	$554,290

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED June 30, 2020 AND 2021
(In thousands of U.S. Dollars)

	June 30,
	2020	2021
Cash Flows from Operating Activities:
Net (loss)/income	(23,830)	53,764
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	26,565	26,330
Loss on sale of vessels	—	3,393
Amortization and write-off of deferred finance charges	896	1,144
Unrealized loss/(gain) on derivatives	1,159	(2,228)
Unrealized foreign exchange (gain)/loss	(235)	281
Share based compensation	60	60
Change in:
Accounts receivable	10,898	463
Due from Manager	—	48
Inventories	(2,468)	1,816
Accrued revenue	(266)	(983)
Prepaid expenses and other current assets	844	939
Due to Manager	583	185
Trade accounts payable	1,856	(3,952)
Accrued liabilities	1,299	690
Other liabilities	522	631
Unearned revenue	2,479	3,322
Net Cash Provided by Operating Activities	20,362	85,903
Cash Flows from Investing Activities:
Vessel advances	(33,317)	(36,460)
Proceeds from sale of vessels	—	37,428
Increase in bank time deposits	(58,500)	(1,080)
Maturity of bank time deposits	50,940	11,780
Net Cash (Used in)/provided by Investing Activities	(40,877)	11,668
Cash Flows from Financing Activities:
Proceeds from long-term debt	78,400	104,800
Principal payments of long-term debt	(53,955)	(224,963)
Dividends paid	(5,876)	(5,705)
Payment of deferred financing costs	(1,041)	(1,033)
Proceeds on issuance of common stock	—	61,529
Repurchase of common stock	(6,012)	—
Payment of common stock offering expenses	—	(122)
Repurchase of preferred stock	(89)	—
Redemption of preferred stock	—	(17,707)
Net Cash Provided by/(Used in) Financing Activities	11,427	(83,201)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(9,088)	14,370
Effect of exchange rate changes on cash, cash equivalents and restricted cash	235	(281)
Cash, cash equivalents and restricted cash at beginning of year	92,639	112,192
Cash, cash equivalents and restricted cash at end of year	83,786	126,281
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	11,868	7,772
Non Cash Investing and Financing Activities:
Unpaid financing fees	82	306
Part payment of vessel advances through issuance of common stock and preferred stock	3,300	—
Unpaid common stock offering expenses	—	50
Unpaid capital expenditures	5,399	830

Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	64,135	113,631
Restricted cash – Current assets	2,000	500
Restricted cash – Non current assets	17,651	12,150
Cash, cash equivalents and restricted cash shown in the statement of cash flows	83,786	126,281
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SAFE BULKERS, INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information

Safe Bulkers, Inc., (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers, being the largest shareholders and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

As of June 30, 2021, Safe Bulkers held 55 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 40 drybulk vessels.

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below:

Subsidiary	Vessel Name	Type	Built
Marindou Shipping Corporation (“Marindou”)(1)(4)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(5)	Koulitsa	Panamax	April 2003
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)(11)	Paraskevi 2	Panamax	April 2011
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(7)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(3)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(6)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Agros Shipping Corporation (“Agros”)(2)	TBN H1381	Kamsarmax	Q1 2022
Lofou Shipping Corporation (“Lofou”)(2)	TBN H11013	Post-Panamax	Q3 2022
Yasoudyo Shipping Corporation (“Yasoudyo”)(2)	TBN H1392	Kamsarmax	Q4 2023
Shimafive Shipping Corporation (“Shimafive”)(2)	TBN H11064	Kamsarmax	Q4 2023
Shimasix Shipping Corporation (“Shimasix”)(2)	TBN H11065	Kamsarmax	Q1 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)	TBN H11067	Kamsarmax	Q1 2024
Gloverthree Shipping Corporation (“Gloverthree”)(2)	TBN H11042	Post-Panamax	Q1 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)	TBN H11043	Post-Panamax	Q2 2023
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(8)	Paraskevi	Panamax	January 2003
Avstes Shipping Corporation (“Avstes”)(1)(9)	Vassos	Panamax	February 2004
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(10)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)	—	—	—
Metamou Shipping Corporation (“Metamou”) (2)	—	—	—
(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.

(3)In May 2021, the Company entered into an agreement for the sale of MV Pedhoulas Farmer. The sale is expected to be consummated in September 2021.
(4)In May 2021, the Company entered into an agreement for the sale of MV Maria. The sale is expected to be consummated in August 2021.
(5)In June 2021, the Company entered into an agreement for the sale of MV Koulitsa. The sale is expected to be consummated in October 2021.
(6)On July 29, 2016, the Shipsales Contract relating to a newbuild vessel initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. Such shares had preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries. All Series A Preferred Stock were redeemed by Pinewood in February 2021, and as a result all previously mentioned restrictions no longer exist.
(7)In June 2021, the Company entered into an agreement for the acquisition of a 2013-built Japanese Panamax class vessel to be named Koulitsa 2. She was delivered to us in July 26, 2021. Refer to Note 15.
(8)Vessel sold in January 2021 and delivered to her new owners in April 2021.
(9)Vessel sold in January 2021 and delivered to her new owners in May 2021.
(10)Vessel sold in May 2021 and delivered to her new owners in June 2021.
(11)Vessel acquired in March 2021.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Safe Bulkers, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2021. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F.

2.    Significant Accounting Policies

A summary of the Company’s other significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F. The same accounting policies have been followed in these unaudited interim consolidated condensed financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year end December 31, 2019.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.    Transactions with Related Parties

Services and agreements entered into with related partied are described in the Company’s consolidated financial statements for the year ended December 31, 2020 refer note 3. The following changes were agreed during the six months ended June 30, 2021.

A. The Managers

On expiration of the initial term of three years on May 28, 2021, of the management agreements ( the “Management Agreements”), the Management Agreements were renewed for a further three year period ending May 28, 2024 on the same terms and conditions except for the annual ship management fee payable to Safe Bulkers Management of €3.0 million which was amended as of May 29, 2021, to €3.5 million.
Amounts due from Manager under the management agreements were $48 and $0 as of December 31, 2020 and June 30, 2021, respectively. Amounts due to Manager under the management agreements were $0 and $185 as of December 31, 2020 and June 30, 2021, respectively.

The Fees charged by our Managers comprised the following:

	six -month periods ended June 30,
	2020	2021
Ship Management Fees	$9,013	$9,788
Supervision Fees	275	—
Commissions	330	525

B. Credit Facility

In June 2021, the Company entered into a credit facility of $70.0 million with a five-year tenor, comprising of a term loan tranche of $30.0 million and a reducing revolving credit facility tranche providing for a draw down capacity of up to $40.0 million, with respect to seven vessels. The agreement contained financial covenants in line with the existing loan and credit facilities of the Company. The proceeds from the credit facility refinanced loan facilities of $64.3 million maturing in 2023, in respect of eight vessels, seven of which secure the new credit facility and one of which remained debt free. The available unused facility as of June 30, 2021, amounts to $20 million. The refinancing transaction was evaluated and approved by the Board of Directors of the Company, excluding the independent member of the Board of the Company, who serves as the Chief Executive Officer of the financial institution that is the lender in the transaction.

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$1,357,460	$(415,296)	$942,164
Transfer from Advances for vessels	14,247	—	14,247
Transfer to Assets Held for Sale	(126,672)	56,551	(70,121)
Depreciation expense	—	(26,330)	(26,330)
Balance, June 30, 2021	$1,245,035	$(385,075)	$859,960

Transfer from Advances for vessels represent advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”).

•During the six-month period ended June 30, 2021 the Company accepted delivery of Paraskevi 2.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired as at December 31, 2020 and June 30, 2021.

As of June 30, 2021, 25 vessels owned by the Company with a carrying value of $568,176 had been provided as collateral to secure, through first priority mortgages, certain of the Company’s loans and credit facilities while for 11 vessels with a carrying value of $277,840, title of ownership is held by the relevant lender to secure the relevant sale and lease back financing transactions. See further Note 5.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, December 31, 2020	9,126
Additions for advances, including capitalized expenses and interest	36,326
Transferred to vessel cost (refer to Note 3)	(14,247)
Balance, June 30, 2021	$31,205

Advances paid for vessels

•During the six-month period ended June 30, 2021, represent advances for the acquisition and construction of the vessels Paraskevi 2, Koulitsa 2 and for Hull 1392, Hull 11042 and Hull 11043 and BWTS and Scrubbers retrofitting and improvements of several vessels.

6. Assets Held for Sale

Assets held for sale of $37,981, as of June 30, 2021, represent the carrying value of the vessels MV Maria, MV Koulitsa and MV Pedhoulas Farmer of $7,815, $7,643 and of $21,379, respectively, plus the value of bunkers and lubricants onboard on the same date of $922, $90 and of $132, respectively. Three separate Memorandum of Agreements ('MoA's') were entered into with unrelated third parties on May 24, June 25 and May 10, 2021, for the sale of MV Maria, MV Koulitsa and MV Pedhoulas Farmer at a price of $12,000, $13,600 and $22,000, respectively. The sale of vessels MV Maria, MV Koulitsa and MV Pedhoulas Farmer are expected to be consummated upon delivery to their new owners in August, October and September, respectively. The independent brokers' valuations of the vessels MV Maria, MV Koulitsa and MV Pedhoulas Farmer June 30, 2021, were $14,000, $14,000 and $24,500, respectively and hence there was no impairment indicator.

7.    Long Term Debt

Long term debt is comprised of the following borrowings :

Borrower	Commencement	Maturity	December 31, 2020	June 30, 2021
Maxeikosiepta 1	December 2018	February 2021	4,000	—
Maxtessera 1	November 2018	April 2021	22,000	—
Avstes 1	June 2019	April 2021	5,985	—
Maxeikosi 1	September 2017	May 2021	10,893	—
Maxeikosiexi 1	September 2015	June 2021	4,432	—
Marathassa 1	September 2015	June 2021	4,820	—
Marinouki 1	September 2015	June 2021	7,263	—
Kerasies 1	September 2015	June 2021	5,097	—
Soffive 1	September 2015	June 2021	7,853	—
Eptaprohi 1	September 2015	June 2021	37,053	—
Petra 1	November 2018	June 2021	6,135	—
Pemer 1	November 2018	June 2021	6,135	—
Safe Bulkers 1	April 2019	June 2022	8,000	—
Shikokupente - Shikokuennia - Pemer - Petra 1	July 2019	January 2023	8,510	2,530
Shikokupente 1	August 2018	August 2023	12,927	10,800
Shikokuennia 1	October 2018	October 2023	14,385	9,949
Shikokuepta 1	February 2016	February 2024	17,150	15,517
Maxeikositria 1	September 2017	August 2024	10,893	9,312
Maxpente 1	September 2017	August 2024	16,100	13,450
Maxeikositessera 1	September 2017	August 2024	11,310	9,527
Maxenteka 1	September 2017	August 2024	13,536	11,716
Safe Bulkers 1	November 2018	August 2024	22,250	15,000
Safe Bulkers 1	November 2014	September 2024	79,758	71,139
Pelea - Vasstwo - Eniaprohi - Vassone 1	December 2018	December 2024	43,250	36,250
Safe Bulkers 2	December 2019	June 2024	29,000	—
Maxdeka 3	November 2019	August 2025	19,076	18,076
Shikoku Friendship 3	November 2019	August 2025	20,066	19,014
Shikokutessera 3	November 2019	August 2025	19,502	18,497
Glovertwo 3	November 2019	August 2025	18,344	17,384
Maxeikosiena 3	September 2015	September 2025	18,058	17,479
Pentakomo 3	January 2020	January 2026	14,500	13,500
Maxdekatria 3	January 2020	January 2026	14,500	13,500
Eptaprohi - Kerasies - Marathassa - Marinouki -Soffive - Pemer - Petra 1	June 2021	June 2026	—	30,000
Eptaprohi - Kerasies - Marathassa - Marinouki -Soffive - Pemer - Petra 2	June 2021	June 2026	—	10,000
Maxtessera 3	April 2021	October 2026	—	29,745
Youngtwo 3	January 2017	January 2027	21,203	20,851
Monagrouli 1	April 2020	April 2027	25,520	24,640
Shikokuokto 3	December 2019	December 2027	18,000	17,000
Gloversix 3	December 2019	December 2027	18,720	17,680
Pinewood 3	February 2021	February 2031	—	23,503
Total			616,224	496,059
Current portion of Long-term debt			77,284	28,594

Liability directly associated with asset held for sale	4,000	17,479
Long-term debt	534,940	449,986
Total debt	616,224	496,059
Current portion of deferred financing costs	1,500	1,324
Financing cost, directly associated with asset held for sale	17	244
Deferred financing costs non-current	3,057	3,063
Total deferred financing costs	4,574	4,631
Total debt	616,224	496,059
Less: Total deferred financing costs	4,574	4,631
Total debt, net of deferred financing costs	611,650	491,428
Less: Current portion of long-term debt, net of current portion of deferred financing costs	75,784	27,270
Less: Liability directly associated with asset held for sale net of deferred financing cost	3,983	17,235
Long-term debt, net of deferred financing costs, non-current	531,883	446,923

1.Credit facility
2.Revolving credit facility
3.Sale and lease back financing transaction.

Details of the loans and credit facilities are included in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the Company’s Annual Report on Form 20-F. Amendments made to the repayment schedule of our loan and credit facilities until June 30, 2021, are presented in the below table. No change has been made to the debt covenants of our loan and credit facilities. During the six months ended June 30, 2021, we voluntary prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $188,442, made scheduled principal payments of $36,521 and had loan drawdowns of $104,800.

The fair value of debt outstanding on June 30, 2021 amounted to $499,659 when valuing the Maxeikosiena, Youngtwo, Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera loan facilities on the basis of the deemed equivalent fixed rate, as applicable on June 30, 2021, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

As of June 30, 2021, an amount of $67.0 million was available for drawdown under the above loans and credit facilities. The estimated minimum annual principal payments required to be made after June 30, 2021, based on the loan and credit facility agreements as amended, are as follows:

To June 30,
2022	$46,073
2023	62,043
2024	83,427
2025	144,545
2026	88,095
2027 and thereafter	71,876
Total	$496,059

As of June 30, 2021, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

8. Share capital

As of December 31, 2020, and as of June 30, 2021 the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 102,174,594 and 119,480,772 were issued and outstanding respectively.

In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under its at-the-market offering (''ATM Program") to allow for sales of the Company’s common stock for aggregate gross offering proceeds of up to $100.0 million under the ATM Program entered into in August 2020. As of June 30, 2021, the Company had sold 17,271,006 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $61.5 million. As of June 30, 2021, shares of common stock with aggregate sales proceeds of up to approximately $38.5 million remain available for sale.

9.    Commitments and Contingencies

(a) Capital expenditure commitments relating to vessels under construction, second-hand vessels agreed to be acquired and the purchase of BWTS and Scrubbers to be installed on certain of our vessels are as follows:

Year end June 30,	Due to Shipyards/Sellers	Due to Manager [1]	Other Commitments	Total
2022	$50,194	$1,613	$2,379	$54,186
2023	72,160	2,313	138	74,611
2024	26,160	602	—	26,762
Total	$148,514	$4,528	$2,517	$155,559

1. Represents the amounts payable to our Managers under the Management Agreements in respect of the commissions for contracted newbuilds and second hand vessels to be acquired and the supervision fee for the contracted newbuild vessels.

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

10.    Revenues

Revenues are comprised of the following:

	Six Month Periods Ended
	June 30, 2020	June 30, 2021
Time charter revenue	$94,930	$139,485
Voyage charter revenue	1,379	5,156
Other income	1,331	5,544
Total	97,640	150,185

The Company generates its revenues from time charters or infrequently under voyage contracts. Time charter agreements may have renewal options for one to 12 months. The charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to five years and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above. Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation.

During the six -month periods ended June 30, 2020 and 2021, the Company generated revenue from its time charters of $94,930, and $139,485, respectively. Scrubber fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels due to new legislation effective January 1, 2020, which amounted to $6,953 and included in time charter revenue for the six months ended June 30, 2021, compared to $10,863 for the six months ended June 30, 2020.

As of June 30, 2020, one vessel was employed under a voyage charter.

The Company recognized the remaining performance obligation of $222 as of December 31, 2020 as revenue during the first quarter of 2021.

As of June 30, 2021, no vessel was employed under a voyage charter.

11.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	six -month periods ended June 30,
	2020	2021
Crew wages and related costs	$16,179	$18,081
Insurance	1,675	1,850
Repairs, maintenance and drydocking costs	6,069	4,465
Spares, stores and provisions	8,042	8,269
Lubricants	2,198	1,910
Taxes	313	363
Miscellaneous	1,323	1,356
Total	$35,799	$36,294

12.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of June 30, 2021. The fair value of the long term debt is determined using observable market-based inputs hence it is considered Level 2 per the value hierarchy. The fair value of the long-term debt is disclosed in Note 7.

Derivative instruments

Interest rate swaps:

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. Details of interest rate swap transactions entered into as of June 30, 2021 are presented in the table below:

				Notional amount
Counterparty (1)	Inception	Expiry	Fixed Rate	December 31, 2020	June 30, 2021
SHIKOKUPENTE (2)	August 3, 2020	August 1, 2023	0.275%	$12,927	$12,501
SHIKOKUENNIA (2)	July 20, 2020	October 20, 2023	0.350%	14,385	13,461
MAXPENTE	September 21, 2020	August 27, 2024	0.322%	10,150	10,150
MAXENTEKA	September 21, 2020	August 27, 2024	0.322%	9,500	9,500
MAXEIKOSITESSERA	September 21, 2020	August 27, 2024	0.322%	7,350	7,350
SAFE BULKERS	March 4, 2020	September 30, 2024	0.990%	10,000	10,000
SAFE BULKERS	March 4, 2020	September 30, 2024	0.900%	10,000	10,000
SAFE BULKERS	March 9, 2020	September 30, 2024	0.800%	10,000	10,000
SAFE BULKERS	March 10, 2020	September 30, 2024	0.650%	20,000	20,000
SAFE BULKERS	March 30, 2020	September 30, 2024	0.600%	10,000	10,000
SAFE BULKERS	May 5, 2020	May 5, 2025	0.400%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.400%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.380%	10,000	10,000
SAFE BULKERS	July 14, 2020	May 5, 2025	0.380%	10,000	10,000
SAFE BULKERS	June 4, 2020	June 4, 2025	0.500%	10,000	10,000
SAFE BULKERS	June 11, 2020	June 11, 2025	0.450%	10,000	10,000
SAFE BULKERS	June 15, 2020	June 15, 2025	0.400%	10,000	10,000
SAFE BULKERS	June 30, 2020	June 30, 2025	0.425%	10,000	10,000
SAFE BULKERS	July 1, 2020	July 1, 2025	0.380%	10,000	10,000
SAFE BULKERS	July 9, 2020	July 9, 2025	0.360%	10,000	10,000
SAFE BULKERS	July 16, 2020	July 16, 2025	0.350%	10,000	10,000
SAFE BULKERS	July 30, 2020	July 30, 2025	0.330%	10,000	10,000
SAFE BULKERS	August 3, 2020	August 3, 2025	0.370%	10,000	10,000
SAFE BULKERS	January 2, 2021	December 31, 2025	0.745%	—	30,000
SAFE BULKERS	May 10, 2021	May 10, 2026	0.950%	—	50,000
Total				$244,312	$322,962

(1) Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.
(2) The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

Foreign Exchange Forward Contracts

The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2020, the Company had one outstanding derivative instrument relating to currency exchange contracts for JPY500 million or USD4.8 million, entered into in November 2020 with maturity in January 2021.

Bunker Price Swaps:

In February 2021, the Company entered into a bunker fuel contract for an aggregate of 12,000 tonnes per annum or 1,000 tonnes per month for the period January 2022 to December 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively.

Forward Freight Agreements (“FFAs”):

During the six months ended June 30, 2021, the Company entered into five FFAs on the Panamax index for 90 days in aggregate maturing in July 2022 with the objective of reducing the risk arising from the volatility in the vessel charter rates.

The Company’s interest rate agreements, foreign exchange forward contracts, bunker fuel contracts and FFAs do not qualify for hedge accounting. The Company determines the fair market value of such derivative contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Foreign Currency	Derivative assets / Current assets	99	—	—	—
Interest Rate	Derivative assets / Non-current assets	54	2,129	—
Bunker Fuel	Derivative liabilities / Current liabilities	—		408	830
Forward Freight	Derivative liabilities / Current liabilities	—		174	216
Bunker Fuel	Derivative liabilities / Non-current liabilities	—	—	116	283
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	1,280	397
	Total Derivatives	$153	$2,129	$1,978	$1,726

	Amount of Gain/(Loss) Recognized on Derivatives Six Months Period Ended
	June 30, 2020	June 30, 2021
Interest Rate Contracts	$(1,411)	$2,524
Bunker Fuel Contracts	$675	$(1,094)
Foreign Exchange Agreements	$—	$(99)
Forward Freight Agreements	$—	$(4,493)
Net Loss Recognized	$(736)	$(3,162)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on expected forward LIBOR swap yield curves and take into account the credit risk of the counterparty financial institutions. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s foreign exchange forward derivative instruments are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. The fair value of the foreign exchange forward derivative instruments is determined using mid-rates based on available market rates at the end of the period of the valuation and take into account the credit risk of the counterparty financial institutions. Foreign exchange rates are observable at commonly quoted intervals for the full terms of the foreign exchange forward derivative instruments and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s FFA derivative instruments were receive-fixed, pay-variable swaps based on the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange. The fair value of the FFA derivatives is determined using a discounted cash flow approach based on the market rate of the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s bunker fuel derivative instruments were receive-fixed, pay-variable swaps based on the difference in price between various categories of bunker fuels. The fair value of the bunker fuel swaps is determined using a discounted cash flow approach based on the difference between the market rate of the relevant bunker fuel prices at the end of the period and the contracted fixed rate and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2020 and as of June 30, 2021.

	Significant Other Observable Inputs (Level 2)

	December 31, 2020	June 30, 2021
Derivative instruments – asset position	$153	$2,129
Derivative instruments – liability position	1,978	1,726

As of December 31, 2020 and as of June 30, 2021, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheets.

13.    Dividends

During the six-month period ended June 30, 2021, the Company declared and paid 2 quarterly consecutive dividends of $0.50 per share for each of the Series C Preferred Shares, totaling $2,298, and Series D Preferred Shares, totaling $3,195.

During the six-month period ended June 30, 2021, the Company's subsidiary Pinewood declared and paid 1 dividend of $78.

14.    (Loss)/Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period and includes the shares issuable to the audit committee chairman and the independent directors at the end of the period for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net (loss)/income.

	June 30,
	2020	2021
Net (loss)/income	$(23,830)	$53,764
Less preferred dividend	5,746	5,571
Less/(plus) mezzanine equity measurement	135	(271)
Net (loss)/income available to common shareholders	$(29,711)	$48,464
Weighted average number of shares, basic and diluted	103,067,556	106,547,372
(Loss)/earnings per share in U.S. Dollars, basic and diluted	$(0.29)	$0.45

15.    Subsequent Events

(a) Dividend declaration: On July 8, 2021, the Board of Directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,746, payable to all shareholders of record as of July 23, 2021, which will be paid on July 30, 2021.

(b) Interest rate derivatives: In July 2021, the Company entered into two pay-fixed, receive-variable interest rate derivative contracts, both commencing July 2021 and maturing July 2026 at fixed rates ranging from 0.77% to 0.829% for an aggregate notional amount of $30,000.

(c) Vessels acquisitions: In July 2021, Shimafive, Shimasix and Shimaseven entered into agreements for the acquisition of three newbuild Japanese dry-bulk 82,000 dwt, Kamsarmax class vessels with scheduled delivery dates within the fourth quarter of 2023 for one vessel and within the first quarter of 2024 for the other two vessels.

(d) Vessel delivery: In July 26, 2021, Kyotofriendo Two took delivery of the 2013-built Japanese Panamax class MV Koulitsa 2. The acquisition was funded by the cash reserves of the Company.

(e) Vessel acquisition: On July 29, 2021, the Company entered into an agreement for the acquisition of a 2013-built Japanese Post-Panamax class, at a price of $23.1 million with a scheduled delivery in October 2021. The acquisition will be funded by the cash reserves of the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer